Exhibit 99.1

QIWI Confirms Receipt of Notification From Nasdaq

NICOSIA, CYPRUS – April 29, 2022 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today confirms receipt of notification from the Listing Qualifications Department of The Nasdaq Stock Market ("Nasdaq") that QIWI no longer complies with Nasdaq’s audit committee requirement as set forth in the Nasdaq Listing Rule 5605, as a result of Ms. Elena Titova’s resignation from QIWI’s board of directors (the “Board”) and QIWI’s committees, including QIWI’s audit committee (the “Audit Committee”), effective April 20, 2022

Following such resignation of Ms. Elena Titova from the committees of QIWI, the Audit Committee currently consists of two members, both of whom are independent. As a result, the Company is not compliant with the Rule 5605(c)(2) of the Nasdaq Rules, which requires a company to have an audit committee comprised of at least three independent directors. The Company has received a Nasdaq Staff Notification letter dated April 28, 2022, in which the Company was provided with a cure period in order to regain compliance as follows:

•	until the earlier of the Company’s next annual shareholders’ meeting or April 20, 2023
•	or if the next annual shareholders’ meeting is held before October 17, 2022, then the Company must evidence compliance no later than October 17, 2022.

The Board has conducted a search for a qualified replacement for Ms. Titova and expects to appoint a third independent director to the Board and to the Audit Committee within the stated cure period. If we fail do so, the Company could become subject to delisting by Nasdaq. We will announce the new appointment in due course.

About QIWI plc.

For over 20 years we stood at the fore point of fintech innovations to facilitate and secure digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, Flocktory services in marketing automation and advertising technologies, and several other startups.

QIWI has an integrated proprietary network that enables payment services across online, mobile and physical channels and provides access to financial services for retail customers and B2B partners. Millions of consumers and partners may receive and transmit cash and electronic payments through our network. The Company’s money remittance payment platform connects businesses and people via thousands of service points across the globe. Our customers and partners can use cash, stored value, prepaid cards and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably, as well as employ QIWI’s open API infrastructure and highly customizable, sophisticated payment solutions to serve their business or personal needs. Our ROWI brand serves businesses with digital factoring, bank guarantees and other financial solutions for SMEs.

For the FY 2020 QIWI had revenue of RUB 40.6 billion and an Adjusted EBITDA of RUB 13.8 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com